EXHIBIT 2

STORAGE TRUST
2407 RANGELINE
P.O. BOX 459
COLUMBIA, MO 65205
573-499-4799
FAX 573-442-5554
E-MAIL WWW.STORAGETRUST.COM
NYSE SYMBOL SEA

                          June 18, 1998 via Facsimile

B. Wayne Hughes
Chairman and CEO
Public Storage, Inc.
201 Western Avenue, Suite 200
Glendale, CA 91201-2397

Dear Wayne,

        We have received your letter dated June 10, 1998 setting forth your proposal for a "strategic alliance" between Public Storage and Storage Trust. We appreciate your interest and your thoughts in increasing the value of our Company.

        Following our careful review of your letter, we are declining your proposal. Your proposal would involve what we believe is a transfer of a controlling interest in our Company to Public Storage. Aside from the numerous operational and legal considerations, such as antitrust law issues, raised by your proposal, the simple fact is that Storage Trust Realty's position is that its business is not for sale. The management and Board of Trustees of Storage Trust believe that our Shareholders will continue to benefit materially from our commitment to our long-term strategic plan. Our analysis of your proposal is that it is inadequate to induce our Company to sell control of its business in light of the benefits available from its continued operations in the long term. As a result, we must decline your offer.

        Thank you again for your expression of interest.

                                            Sincerely yours,

                                            /S/ DANIEL C. STATON

                                            Daniel C. Staton
                                            Chairman